VIPER MOTORCYCLE COMPANY
                           5733 International Parkway
                               New Hope, MN 55428


                                February 1, 2005


VIA EDGAR
Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549

Re: Viper Motorcycle Company Registration Statement on Form SB-2 (File No. 333-116396)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Viper Motorcycle Company (the "Company") hereby respectfully requests withdrawal of the Viper Motorcycle Company Registration Statement on Form SB-2 (File No. 333-116396), and all amendments and exhibits thereto (the "Registration Statement") and that an order of the Commission granting such withdrawal be issued for the Company's file relating to the Registration Statement.

            The Company is requesting withdrawal of the Registration Statement based on a decision by the Company to no longer pursue an initial public offering of its securities due to market conditions. The Registration Statement has not yet been declared effective by the Commission and no securities have been sold in connection with the Registration Statement. Subsequent to the withdrawal of this Registration Statement, the Company may undertake a private offering in reliance on Rule 155(c) of the Securities Act.

            Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

            If you have any questions regarding the foregoing application for withdrawal, please contact me at (763) 732-0778.


                                                     Very Truly Yours,

                                                     VIPER MOTORCYCLE COMPANY

                                                     /s/  John Lai

                                                     John Lai
                                                     Vice President